
August 4, 2010

Eugene N. Dubay
Chief Executive Officer and President
Atlas Pipeline Holdings GP, LLC and
Atlas Pipeline Partners GP, LLC
1550 Coraopolis Heights Road
Moon Township, Pennsylvania 15108

> **Re: Atlas Pipeline Holdings, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 001-32953**
>
> **Atlas Pipeline Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Current Report on Form 8-K**
> **Filed January 8, 2010**
> **File No. 001-14998**

Dear Mr. Dubay:

We have reviewed your response to our letter dated July 22, 2010 and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by providing the requested information. Where you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Please respond to the comments within ten business days or by advising us when you will provide the requested response. After reviewing the information you provide in response to these comments, we may have additional comments

Form 10-K for the Fiscal Year Ended December 31, 2009

Selected Financial Data, page 42

1. We note the proposed disclosures and the responses to comment two and three from our letter dated July 8, 2010. In this regard, we note you include the line item "Unrecognized economic impact of Chaney Dell and Midkiff/Benedum acquisition" as part of your EBITDA reconciliation in 2007. Since the adjustment is not included in the definition of

EBITDA as set forth in Item 10(e) of Regulation S-K, please remove it from your EBITDA reconciliation or refrain from labeling the non-GAAP measure as EBITDA in future filings.

Note 3 – Investment in Joint Venture, page 95

2. We note your response to comment four from our letter dated July 8, 2010. Please provide us your calculation of the gain on asset sale and the revaluation of the retained investment. We note your Form 8-K dated June 1, 2009. We may have further comment.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Andrew Mew, Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director